PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated May 6, 2009)	Registration No. 333-158162

Up to 1,985,579 shares

Common Stock

On May 14, 2009, Ship Finance International Limited, or the Company, declared a quarterly dividend with respect to the first quarter of 2009 in the amount of $0.30 on each of its outstanding shares of common stock, or Common Shares, payable to shareholders of record as of May 27, 2009, which we refer to as the Record Date.  The Company's outstanding Common Shares commenced trading ex-dividend on the New York Stock Exchange, or the NYSE, on May 22, 2009, and the dividend will be payable on or about July 6, 2009.

Shareholders will be paid a dividend on each outstanding Common Share in cash, or upon the election of the holder of such Common Share, may instruct the Company to retain the cash that would otherwise have been paid as such dividend in exchange for newly issued Common Shares of the Company in the manner set forth in this prospectus supplement.  Any additional Common Shares issued in lieu of cash will be freely tradable on the NYSE upon their issuance.  Shareholders electing to receive the dividend in newly issued Common Shares of the Company will receive 0.0265 Common Shares for each Common Share held by such shareholder on the Record Date, representing a value of $0.30 based upon the volume-weighted average price of the Common Shares of $11.90 on the NYSE during the three trading days ending May 21, 2009, less a five percent (5%) discount.

Each shareholder electing to receive the dividend in additional Common Shares will receive a number of additional Common Shares equal to 0.0265 multiplied by the aggregate number of Common Shares held by such shareholder on the Record Date, rounded down to the nearest whole Common Share.  The amount in cash equal to the balance of the dividend to such shareholder that has not been applied to the issuance of additional Common Shares will be contributed by the Company to a charitable organization, as defined in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, determined by the Company.

Holders that owned outstanding Common Shares as of the Record Date that were registered in their own name will receive by mail an election form to be completed and returned to the Company's transfer agent in accordance with the instructions contained in the election form.  Holders that beneficially owned outstanding Common Shares as of the Record Date that were registered in the name of a broker, dealer or other nominee should contact the registered holder of such Common Shares as soon as possible and instruct such registered holder if they wish to elect to receive additional Common Shares in lieu of cash.  All shareholder elections must be received by the Company or its agent not later than 5:00 p.m., New York City time, on June 26, 2009, which we refer to as the Shareholder Response Date.  Shareholders are advised to contact their brokers, dealers or other nominees to ensure timely processing of their elections.

No action is required to be taken by shareholders wishing to receive a cash dividend.

Each shareholder is advised to carefully review this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein before making its decision of whether to elect to receive additional Common Shares of the Company.

The Company's principal shareholders, Hemen Holding Ltd. and Farahead Investment Inc., who collectively own approximately 42.4% of our Common Shares and are indirectly controlled by Mr. John Fredriksen, have informed us that they will elect to receive all of their dividends in additional Common Shares.

Our Common Shares are listed on the NYSE under the symbol "SFL." The last reported sale price of our Common Shares on the NYSE on May 21, 2009 was $11.96 per share.

Investing in our Common Shares involves risks. For an in-depth discussion of these risks, please refer to the section entitled "Risk Factors" beginning on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Common Shares or determined that this prospectus supplement or the attached prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2009.

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the securities offered hereby, and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information and disclosure. When we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the Common Shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, "Where You Can Find Additional Information" before investing in our Common Shares.

We prepare our financial statements, including all of the financial statements included or incorporated by reference in this prospectus supplement, in U.S. dollars and in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. We have a fiscal year end of December 31.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this prospectus supplement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Ship Finance International Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This prospectus supplement and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charterhire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, and other important factors described under the heading "Risk Factors" in this prospectus supplement, in the accompanying prospectus, and in our annual report on Form 20-F for the year ended December 31, 2008, as well as those described from time to time in the reports filed by us with the SEC.

This prospectus supplement may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the SEC, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

RISK FACTORS

An investment in our Common Shares involves a high degree of risk, including the risks we face described in the accompanying prospectus and the documents incorporated by reference herein. Our business, financial condition, and results of operations could be materially and adversely affected by any of these risks. The trading price of our Common Shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described in the accompanying prospectus and the documents incorporated by reference herein.

Before you decide to invest in our Common Shares, you should carefully consider the risks and the discussion of risks under the heading "Risk Factors" beginning on page 3 of the accompanying prospectus and in our annual report for the year ended December 31, 2008 on Form 20-F, filed with the SEC on March 24, 2009.  In addition, you should also carefully consider the risk set forth below, as well as other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference in this prospectus supplement that summarize the risks that may materially affect our business. Please refer to the sections entitled "Where You Can Find Additional Information" in this prospectus supplement and in the accompanying prospectus for discussions of these other filings.

The market price of our Common Shares is volatile and may change significantly prior to the payment of the dividend.

The number of additional Common Shares that shareholders may receive in lieu of the $0.30 cash dividend on each outstanding Common Share has been determined based on the volume-weighted average price of the Common Shares of $11.90 on the NYSE during the three trading days ending May 21, 2009, less a five percent (5%) discount.  The number of Common Shares that will be issued on or about July 6, 2009, the dividend payment date, will not be adjusted to reflect changes in the market price of the Company's Common Shares prior to the dividend payment date.  The value of the Common Shares issued to shareholders electing to receive the dividend in Common Shares may be significantly less than or greater than the value of those Common Shares on the Record Date or the date of this prospectus supplement.

DIVIDEND POLICY

    We seek to pay a regular quarterly dividend, the amount of which is based on our contracted revenues and growth prospects. Our goal is to increase our quarterly dividend as we grow the business, but the timing and amount of dividends, if any, is at the discretion of our board of directors and will depend upon our operating results, financial condition, cash requirements, restrictions in terms of financing arrangements and other relevant factors.

    The Company has paid 20 consecutive quarterly dividends as of April 2009, and has declared a 21st consecutive dividend that will be payable on or about July 6, 2009 with respect to the first quarter of 2009.  The declaration and payment of dividends with respect to future quarters, if any, will be determined at the sole discretion of our board of directors.

PRICE RANGE OF COMMON STOCK

Our Common Shares trade on the NYSE, under the symbol "SFL." The following table sets forth the high and low closing sale prices for our Common Shares since they commenced trading on the NYSE on June 17, 2004, as reported by the NYSE:

	Sales Price
For the Period	High	Low
2009
May (May 1 through May 21)	$12.00	$9.27
April	$8.96	$6.75
March	$7.07	$4.05
February	$11.77	$8.36
January	$13.47	$11.26
2008	$32.43	$9.01
Fourth quarter	$20.53	$9.01
December	$12.62	$9.88
November	$15.76	$9.01
Third quarter	$29.74	$19.56
Second quarter	$32.43	$26.58
First quarter	$28.01	$23.54
2007	$31.54	$22.24
Fourth quarter	$28.46	$24.64
Third quarter	$31.54	$24.70
Second quarter	$31.42	$27.44
First quarter	$27.90	$22.24
2006	$23.80	$16.33
2005	$23.91	$16.89
2004 (June 17 to year-end)	$25.75	$13.08

On May 21, 2009, the last reported closing sale price of our Common Shares on the NYSE was $11.96 per share.

CAPITALIZATION

The following table sets forth our consolidated capitalization:

●
on an actual basis as of March 31, 2009, including the issuance of Common Shares to those shareholders who elected to receive Common Shares on account of the dividend with respect to the fourth quarter of 2008; and

●
on an as adjusted basis as of May 22, 2009, to give effect to (i) the payment on April 17, 2009, of the cash portion of the dividend with respect to the fourth quarter of 2008, and (ii) the declaration of a dividend with respect to the first quarter of 2009 based on 74,856,341 Common Shares then outstanding.

This table should be read in conjunction with the condensed consolidated financial statements and related notes included in our annual report for the year ended December 31, 2008 on Form 20-F (File No. 001-32199), filed with the SEC on March 24, 2009, and our current report on Form 6-K filed with the SEC on May 20, 2009, and incorporated by reference herein.

There have been no significant changes to our capitalization since May 21, 2009, as so adjusted.

	As of March 31, 2009
	Actual (in thousands of U.S. dollars)	As Adjusted (1) (in thousands of U.S. dollars)

Debt (Principal balance):
Current portion of long-term debt	318,529	318,529
Long-term debt, net of current portion	2,155,560	2,155,560
Total debt (2)	2,474,089	2,474,089
Shareholders' equity:
Common shares, $1.00 par value; 125,000,000 shares authorized; 72,743,737 shares issued and outstanding as of March 31, 2009; 75,857,992 shares issued and outstanding as adjusted	74,856	75,697
Additional paid-in capital	512,700	521,374
Other comprehensive income (loss)	(130,406)	(130,406)
Retained earnings	105,630	83,173
Total shareholders' equity	562,780	549,838
Total capitalization	3,036,869	3,023,927

_______________________
(1)
As adjusted to reflect the payment of the dividend with respect to the first quarter of 2009 in newly issued Common Shares in lieu of cash with respect to 31,718,942 Common Shares owned by Hemen Holding Ltd., or Hemen, and Farahead Investment Inc., or Farahead, and the payment of a cash dividend of $0.30 per Common Share with respect to 43,137,399 Common Shares, assuming that Hemen and Farahead are the only shareholders to elect to receive Common Shares.

(2)	Our long-term debt is guaranteed by our vessel owning subsidiaries and is secured by ship mortgages over our vessels and pledges of the share capital of our vessel owning subsidiaries.

DESCRIPTION OF COMMON STOCK

Please refer to the section entitled "Description of Capital Stock" on page 7 of the accompanying prospectus for a summary description of our Common Shares being offered hereby.

TAX CONSIDERATIONS

You should carefully read the discussion of the principal U.S. federal income tax, Bermuda and Liberian tax considerations associated with our operations and the acquisition, ownership and disposition of our Common Shares set forth in the section of our annual report on Form 20-F for the year ended December 31, 2008, entitled "Additional Information—Taxation," which provides certain additional information that may be relevant to an investment decision by U.S. Holders (as such term is defined in the discussion included in our annual report on Form 20-F). In the event the U.S. Internal Revenue Service were to find that we are or have been a Passive Foreign Investment Company for any taxable year, we intend to notify the investing public of such finding via a press release and to make pertinent tax information available via the "Tax Treatment" section of our public website http://www.shipfinance.org. This web address is provided as an inactive textual reference and does not constitute a part of this prospectus supplement.

PLAN OF DISTRIBUTION

On May 14, 2009, the Company, declared a quarterly dividend with respect to the first quarter of 2009 in the amount of $0.30 on each of its outstanding Common Shares, payable to shareholders of record as of the Record Date.  The Company's outstanding Common Shares commenced trading ex-dividend on the NYSE on May 22, 2009, and the dividend will be payable on or about July 6, 2009.

Shareholders will be paid a dividend on each outstanding Common Share in cash, or upon the election of the holder of such Common Share, may instruct the Company to retain the cash that would otherwise have been paid as such dividend in exchange for newly issued Common Shares of the Company in the manner set forth in this prospectus supplement.  Any additional Common Shares issued in lieu of cash will be freely tradable on the NYSE upon their issuance.  Shareholders electing to receive the dividend in newly issued Common Shares of the Company will receive 0.0265 Common Shares for each Common Share held by such shareholder on the Record Date, representing a value of $0.30 based upon the volume-weighted average price of the Common Shares of $11.90 on the NYSE during the three trading days ending May 21, 2009, less a five percent (5%) discount.

Each shareholder electing to receive the dividend in additional Common Shares will receive a number of additional Common Shares equal to 0.0265 multiplied by the aggregate number of Common Shares held by such shareholder on the Record Date, rounded down to the nearest whole Common Share.  The amount in cash equal to the balance of the dividend to such shareholder that has not been applied to the issuance of additional Common Shares will be contributed by the Company to a charitable organization, as defined in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, determined by the Company.

Holders that owned outstanding Common Shares as of the Record Date that were registered in their own name will receive by mail an election form to be completed and returned to the Company's transfer agent in accordance with the instructions contained in the election form.  Holders that beneficially owned outstanding Common Shares as of the Record Date that were registered in the name of a broker, dealer or other nominee should contact the registered holder of such Common Shares as soon as possible and instruct such registered holder if they wish to elect to receive additional Common Shares in lieu of cash.  All shareholder elections must be received by the Company or its agent not later than 5:00 p.m., New York City time, on the Shareholder Response Date.  Shareholders are advised to contact their brokers, dealers or other nominees to ensure timely processing of their elections.

No action is required to be taken by shareholders wishing to receive a cash dividend.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the Common Shares being offered by this prospectus supplement, all of which will be paid by us.

Legal fees and expenses	$25,000
Accounting fees and expenses	$25,000
Transfer agent and registrar	$25,000
Miscellaneous	$25,000

Total	$100,000

LEGAL MATTERS

Certain legal matters regarding the Common Shares will be passed upon for the Company by Seward & Kissel LLP, New York, New York, as to matters of United States and New York law, and by Mello Jones & Martin, Hamilton, Bermuda, as to matters of Bermuda law.

EXPERTS

The consolidated financial statements of Ship Finance International Limited for the years ended December 31, 2006, 2007 and 2008, incorporated into this prospectus supplement by reference from the Company's annual report on Form 20-F for the year ended December 31, 2008, have been audited by MSPC, Certified Public Accountants and Advisors, A Professional Corporation, as set forth in their report therein, and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement including exhibits and schedules thereto on Form F-3 under the Securities Act with respect to the Common Shares offered hereby. This prospectus supplement, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information with respect to the Company and the Common Shares offered hereby, reference is made to the registration statement. In addition, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically, which you can access over the internet at http://www.sec.gov.

Information Incorporated by Reference

The SEC allows us to "incorporate by reference" information that we file with, or furnish to, it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC before all of the securities offered by this prospectus are sold will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.  Please see the section of the accompanying prospectus entitled "Where You Can Find Additional Information" for a list of the documents that we have filed with, or furnished to, the SEC and that are incorporated by reference into this prospectus supplement and the accompanying prospectus:

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and current reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement that state they are incorporated by reference into this prospectus supplement until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or prospectus supplement.

We will provide without charge to each person to whom this prospectus is delivered a copy of any or all of the foregoing documents, and any other documents that are incorporated herein by reference (other than exhibits, unless those exhibits are specifically incorporated by reference into those documents) upon written or oral request. Requests for those documents should be directed to our principal executive office at the following address:

Ship Finance International Limited
Par la Ville Place, 4th Floor
14 Par la Ville Road
Hamilton HM 08, Bermuda
Tel: +1 800-715-6374
Email: ir@shipfinance.no
Attn: Investor Relations

Up to 1,985,579 shares

Common Stock

PROSPECTUS SUPPLEMENT

May 22, 2009